FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 17, 2004

Amersham plc

(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- _______

SIGNATURE
ACQUISITION OF AMERSHAM PLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: March 17, 2004	By

Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated March 17, 2004

1. Amersham plc – Court Meeting / EGM

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES

17 March 2004

ACQUISITION OF AMERSHAM PLC

RECEIPT OF SHAREHOLDER APPROVALS

Recommended share exchange acquisition of Amersham plc (“Amersham”) by General Electric Company and GE Investments, Inc. (together “GE”) by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Acquisition”)

Amersham and GE are pleased to announce that, at a Court Meeting and an Extraordinary General Meeting of Amersham shareholders held earlier today in connection with the Acquisition, all the resolutions proposed received the overwhelming support of shareholders.

At the Court Meeting a majority in number of Amersham shareholders who voted (either in person or by proxy), representing 99.9 per cent. by value, voted in favour of the resolution to approve the Scheme. The resolution was accordingly passed.

At the Extraordinary General Meeting the resolution proposed to approve the Scheme and provide for its implementation was also passed by the requisite majority.

Completion of the Acquisition remains subject to the satisfaction or, if permitted, waiver of the conditions to the Acquisition as set out in the Scheme document, including, inter alia, the sanction of the Scheme by the High Court. It is expected that completion will occur on 8 April 2004 and on that basis the ten day trading period upon which the Exchange Ratio will be calculated will commence on 23 March 2004 and end on 5 April 2004.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 17 February 2004.

Enquiries:

Amersham

Alexandra Morris (Investor Relations)	+44 1494 542 051
Dr Lynne Gailey (Media Relations)	+44 1494 542 050
Dr Graeme Holland (Media Relations)	+44 1494 542 115
Lucy Morrison (US Investor Relations)	+1 732 457 8092

J.P. Morgan plc

Edward Banks	+44 20 7742 4000

Morgan Stanley & Co. Limited

Johannes Groeller	+44 20 7425 5000

GE

Bill Cary (GE Investor Relations)	+1 203 373 2468
Pam Wickham (GE Healthcare)	+1 262 544 3530
Louise Binns (GE Corporate Europe)	+32 2 235 6912
Peter Stack (GE Corporate Financial)	+1 203 373 2283

Goldman Sachs International

Richard Butland	+44 20 7774 1000

Goldman Sachs International is acting exclusively for GE and no one else in connection with the Acquisition and will not be responsible to anyone other than GE for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Acquisition, or any matter referred to herein.

J.P. Morgan plc is acting exclusively for Amersham as joint financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to customers of J.P. Morgan plc nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Morgan Stanley & Co. Limited is acting exclusively for Amersham as joint financial adviser and for no one else in connection with the Acquisition and will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Amersham for providing the protections afforded to clients of Morgan Stanley & Co Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.